Christopher S. Auguste Phone 212-715-9265 Fax 212-715-8277 cauguste@KRAMERLEVIN.com

May 16, 2012
VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Function(x) Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 5, 2012 File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated April 25, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 6 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 6 to Registration Statement on Form S-1 Filed April 5, 2012

Prospectus Summary, page 1

1.
On page 2 you use the specialized term Registered Active Users. Please concisely explain how you compute these users, explaining for example what you consider “active” use and how you conclude that the users are active. Disclose the nature of any significant uncertainties with respect to your estimates of active users, such as double counting of users. Please avoid the use of the acronym “RAU” in your filing and instead employ a readily understandable phrase you describe when first used.

In response to the Staff’s comment, we have revised the disclosure on pages 2 and 10 of Amendment No. 7 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
May 16, 2012

Risk Factors, page 6

2.
Please consider adding a risk factor to clarify whether your usage and registered active users figures presented may be inflated due to multiple registrations on various media or members attempting to exploit your program to earn additional rewards. Also, please clarify the controls you have in place, if any, to ensure your members are operating within your terms of use.

In response to the Staff’s comment, we have revised the disclosure on pages 2 and 10 of Amendment No. 7 to include the requested information.

3.
In light of the large commitment in funds in terms of the line of credit to TIPPT, Inc., please revise to provide one or more risk factors that discusses the risks inherent in TIPPT, Inc.’s efforts to develop its start-up business in a fiercely competitive field, its high structural costs due to the 100 Mile Group agreement, and the risk that a significant amount of your funds may be tied up in a start-up venture with an uncertain future. Your risk factor should discuss the uncertainty that the funds dispersed from the line of credit will be repaid and/or may restrict or prevent you from implementing your business plan if a significant amount of funds are designated for use by TIPPT.

For the Staff’s information, the Company sold to TIPPT LLC a 50% ownership interest in TIPPT Media Inc. on May 14, 2012, as disclosed on page 31 of Amendment No. 7.  As part of this transaction the Company’s obligation to provide advances to TIPPT Media Inc. under the $20,000,000 line of credit was terminated.  Except for a 15% ownership in TIPPT Media Inc. retained by the Company, the Company has no further obligation to TIPPT Media Inc. and TIPPT Media Inc. is no longer part of the Company’s business plan.  Accordingly, the Company believes that the disclosures requested in the Staff’s comment are no longer required and the Company has removed the disclosure of TIPPT Media Inc. in the description of the Company’s business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 19

4.
With respect to the line of credit and the funds received to date from MJX, LLC, please revise to disclose Mr. Sillerman’s relationships with MJX, LLC. Please also consider whether risk factor discussion of the related party loan is warranted, including conflict of interests, risks of dilution associated with the options issued and issuable to the lenders, any adverse effects on availability of funding from other sources. To the extent some options have been issued as a consequence of the funds received from MJX, expand Item 15 of Part II accordingly.

In response to the Staff’s comment, the line of credit agreement with MJX LLC was terminated on May 10, 2012, as disclosed on page S-15 of the financial statements of Amendment No. 7.  As a result, the Company has no obligations under the line of credit agreement and no options to purchase shares of the Company’s common stock were issued in connection with the line of credit.  Accordingly, the Company believes that the disclosures requested in the Staff’s comment are no longer required.

5.
You disclose an anticipated increase in users of Viggle from 354,501 as of March 31, 2012 to 6,000,000 in the next 12 months and a similar increase for users of TIPPT, Inc.’s coupon business of 1,000,000 registered active users, as disclosed on page 20 and 21, without disclosing a reasonable basis or explaining the conditions, limitations and assumptions underlying those statements. Similarly, you project $45 million in revenues for the company’s revenues and $4.6 million for TIPPT, Inc, but fail to provide a reasonable basis for those statements. In light of your limited operating history and apparent lack of contracts or other arrangements upon which you can base projections of future revenues, please explain why you believe such statements are appropriate and consistent with the requirements of Item 10(e) of Regulation S-K. Rather than providing detailed revenue and expense breakdowns of future business activities, please consider focusing your discussion on you anticipated capital needs and how you expect to finance those needs, as well as the uncertainties and effects on your business plans, in the event you are not able to finance the needs you describe.

In response to the Staff’s comment, we have revised the disclosure on pages 20 and 21 of Amendment No. 7 to include the requested information.  For the Staff’s information, the Company sold to TIPPT LLC a 50% ownership interest in TIPPT Media Inc. on May 14, 2012, as disclosed on page 31 of Amendment No. 7.  As part of this transaction the Company’s obligation to provide advances to TIPPT Media Inc. under the $20,000,000 line of credit was terminated.  Except for a 15% ownership in TIPPT Media Inc. retained by the Company, the Company has no further obligation to TIPPT Media Inc. and TIPPT Media Inc. is no longer part of the Company’s business plan.  Accordingly, the Company believes that the disclosures requested in the Staff’s comment regarding TIPPT Media Inc. are no longer required.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
May 16, 2012

6.
It appears that significant capital resources were employed in the most recent quarter to fund the purchase and delivery of rewards your users earned. Please consider whether expansion of the liquidity and capital resources section is appropriate to discuss your need to finance anticipated increases in rewards that will be earned. It appears the effect of this demand on your resources, and any uncertainty as to the availability of funds needed for that purpose should be discussed. Also consider whether the apparent uncertainty relating to the availability of funds that are sufficient for this purpose may warrant risk factor presentation.

In response to the Staff’s comment, we have revised the disclosure on page 10 of Amendment No. 7 to include the requested information.  For the Staff’s information, the Company sold TIPPT LLC a 50% ownership interest in TIPPT Media Inc. on May 14, 2012, as disclosed on page 31 of Amendment No. 7.  As part of this transaction the Company’s obligation to provide advances to TIPPT Media Inc. under the $20,000,000 line of credit was terminated.  Accordingly, the Company no longer has liquidity issues resulting from the line of credit.

Our Business, page 25

7.
You express a belief that the NetJets fractional share acquired for the use of Mr. Sillerman will represent a cost savings over alternative arrangements, but you do not indicate the assumptions underlying your belief or that the achievement of anticipated cost savings is subject to uncertainty and cannot be assured. Please revise.

In response to the Staff’s comment, we have revised the disclosure on pages 4, F-12 and F-17 of Amendment No. 7 to include the requested information.

8.
We note that Audible Magic Corporation has issued press releases indicating it has received a patent for automated content recognition service software that appears similar to your fingerprinting technology that is patent pending. Please consider whether the competition and intellectual property sections should be revised accordingly to discuss this possible competing product.

In response to the Staff’s comment, we have revised the disclosure on pages 4 and 28 of Amendment No. 7 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
May 16, 2012

Form 10-Q for the Quarter Ended December 31, 2011

Note 5. Acquisitions

TIPPT Media Inc., page 13

9.
Provide us with your calculation of the non-controlling interest as of December 31, 2011 and tell us how the company “deemed such activity to be immaterial” such that no transactions were included in the December 31, 2011 financial statements. Also, please tell us the amounts that will be reflected in your March 31, 2012 financial statements.

In response to the Staff’s comment, the acquisition was not considered a business combination under FASB ASC 805 and accordingly a non-controlling interest was not recorded when the asset was acquired.  For the period December 23, 2011 (acquisition date) to December 31, 2011, TIPPT Media, Inc. had no substantial business activity.  If we had recorded the non-controlling interest, we would have increased our net income by $3,000. We determined the amount to be immaterial when compared to our accumulated deficit at December 31, 2012 of $83,030,000, and our net loss for the three and six months ended December 31, 2012 of $16,669,000 and $50,559,000, respectively.  Upon comparison, the income represented 0% of each measure.  We also noted that there was no impact on EPS for the three and six months ended December 31, 2012.

We have recorded the non-controlling interest of $215,000 in the Company’s March 31, 2012 financial statements.

10.	Tell us the useful life for the $4.6 million intangible asset acquired from TIPPT and revise to include such information in your registration statement.

As part of the Company’s review of the fair value of it intangible assets for the March 31, 2012 reporting period the company has (i) derecognized the $2,378,412 of contingent consideration attributable the Company’s warrants that were to be issued, as TIPPT did not meet the performance criteria set out in the agreement and (ii) performed a review of the fair value of the remaining $2,250,000 carrying value of the contract.  We are taking an impairment charge for the full carrying value of the contract.  Accordingly, the carrying value as of March 31, 2012 is zero.

In response to the Staff’s comment, we have revised the disclosure on pages 31 and S-15 of Amendment No. 7 to include the requested information.

United States Securities and Exchange Commission
May 16, 2012

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)